Exhibit 3.2

Amendment to the Second Amended and Restated Bylaws

Pursuant to Article SIXTH of The Medicines Company Third Amended and Restated Certificate of Incorporation, as amended, and Section 6.01 of The Medicines Company Second Amended and Restated Bylaws, as amended (the “Bylaws”), the Bylaws be, and hereby are, amended as set forth below.

1.                                      Section 3.07 of the Bylaws is hereby deleted in its entirety and replaced with the following:

“Section 3.07.                    Chief Executive Officer. Unless the Board of Directors assigns the general charge and supervision of the business and affairs of the Corporation, in whole or in part, to the Chairman of the Board or to an officer designated by the Board as Executive Chairman, the Chief Executive Officer shall have general charge and supervision of the business and affairs of the Corporation, subject to the direction of the Board of Directors. The Chief Executive Officer shall have such other powers and perform such other duties or as the Board of Directors shall from time to time prescribe."

2.                                      Except as set forth above, all other terms and provisions of the Bylaws shall remain in full force and effect.